SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 6)*

                                   INDIGO N.V.
                                   -----------
                                (Name of Issuer)

                   Common Stock, Par Value NLG 0.04 Per Share
                   ------------------------------------------
                         (Title of Class of Securities)

                                    N44495104
                                    ---------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                ------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 13, 2000
                       -----------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following page(s)
                               Page 1 of 49 Pages
                             Exhibit Index: Page 14

                                  SCHEDULE 13D

CUSIP No. N44495104                                           Page 2 of 49 Pages

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Persons

                  S-C INDIGO C.V.

2        Check the Appropriate Box If a Member of a Group*
                                                        a.       [_]
                                                        b.       [X]

3        SEC Use Only

4        Source of Funds*

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings IS Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization
                  Netherlands Antilles

                            7             Sole Voting Power
                                               23,736,770**
Number of
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                     0
    Each
Reporting                   9             Sole Dispositive Power
    Person                                     23,736,770**
    With
                            10            Shared Dispositive Power
                                               0

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                               23,736,770**

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                               [X]

13       Percent of Class Represented By Amount in Row (11)
                                               28.55%**

14       Type of Reporting Person*
                  PN

-----
** See Item 6.

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. N44495104                                           Page 3 of 49 Pages

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Persons

                  S-C INDIGO II C.V.

2        Check the Appropriate Box If a Member of a Group*
                                                        a.       [_]
                                                        b.       [X]

3        SEC Use Only

4        Source of Funds*

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization
                  Netherlands Antilles

                            7             Sole Voting Power
                                                 23,736,770**
Number of
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                       0
    Each
Reporting                   9             Sole Dispositive Power
    Person                                       23,736,770**
    With
                            10            Shared Dispositive Power
                                                 0

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                                 23,736,770**

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                 [X]

13       Percent of Class Represented By Amount in Row (11)
                                                 28.55%**

14       Type of Reporting Person*
                  PN

-----
**See Item 6.

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. N44495104                                           Page 4 of 49 Pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Persons

                  S-C GRAPHICS INC.

2        Check the Appropriate Box If a Member of a Group*
                                                        a.       [_]
                                                        b.       [X]

3        SEC Use Only

4        Source of Funds*

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings IS Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization
                  Delaware

                            7             Sole Voting Power
                                               23,736,770**
Number of
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                     0
    Each
Reporting                   9             Sole Dispositive Power
    Person                                     23,736,770**
    With
                            10            Shared Dispositive Power
                                               0

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                               23,736,770**

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                     [X]

13       Percent of Class Represented By Amount in Row (11)
                                               28.55%**

14       Type of Reporting Person*
                  CO

-----
**See Item 6.

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. N44495104                                           Page 5 of 49 Pages

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Persons

                  WINSTON PARTNERS, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                        a.       [_]
                                                        b.       [X]

3        SEC Use Only

4        Source of Funds*

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization
                  Delaware

                            7             Sole Voting Power
                                                 25,000
Number of
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                       0
    Each
Reporting                   9             Sole Dispositive Power
    Person                                       25,000
    With
                            10            Shared Dispositive Power
                                                 0

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                                 25,000

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                 [X]

13       Percent of Class Represented By Amount in Row (11)
                                                 0.03%

14       Type of Reporting Person*
                  PN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. N44495104                                           Page 6 of 49 Pages

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Persons

                  CHATTERJEE FUND MANAGEMENT, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                        a.       [_]
                                                        b.       [X]

3        SEC Use Only

4        Source of Funds*

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings IS Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization
                  Delaware

                            7             Sole Voting Power
                                                 25,000
Number of
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                       0
    Each
Reporting                   9             Sole Dispositive Power
    Person                                       25,000
    With
                            10            Shared Dispositive Power
                                                 0

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                                 25,000

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                 [X]

13       Percent of Class Represented By Amount in Row (11)
                                                 0.03%

14       Type of Reporting Person*
                  PN; IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. N44495104                                           Page 7 of 49 Pages

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Persons

                  DR. PURNENDU CHATTERJEE

2        Check the Appropriate Box If a Member of a Group*
                                                        a.       [_]
                                                        b.       [X]

3        SEC Use Only

4        Source of Funds*

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings IS Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization
                  United States

                            7             Sole Voting Power
                                                 40,750
Number of
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                       23,736,770**
    Each
Reporting                   9             Sole Dispositive Power
    Person                                       40,750
    With
                            10            Shared Dispositive Power
                                                 23,736,770**

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                                 23,777,520**

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                 [X]

13       Percent of Class Represented By Amount in Row (11)
                                                  28.60%**

14       Type of Reporting Person*

                  IN; IA
-----
**See Item 6.

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. N44495104                                           Page 8 of 49 Pages

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Persons

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                        a.       [_]
                                                        b.       [X]

3        SEC Use Only

4        Source of Funds*

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings IS Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization
                  United States

                            7             Sole Voting Power
                                                 100,000
Number of
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                       23,736,770**
    Each
Reporting                   9             Sole Dispositive Power
    Person                                       100,000
    With
                            10            Shared Dispositive Power
                                                 23,736,770**

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                                 23,836,770**

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                 [X]

13       Percent of Class Represented By Amount in Row (11)
                                                 28.67%**
14       Type of Reporting Person*

                  IN; OO
-----
**See Item 6.

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 9 of 49 Pages

          This Amendment No. 6 to Schedule 13D relates to shares of Common Stock, NLG 0.04 par value per share (the "Shares"), of Indigo N.V., a Netherlands corporation (the "Issuer"). This Amendment No. 6 supplementally amends the initial statement on Schedule 13D, dated May 6, 1996, and all amendments thereto (collectively, the "Initial Statement"), filed by the Reporting Persons. This Amendment No. 6 is being filed by the Reporting Persons to report that S-C Indigo entered into a Shareholders' Agreement, dated as of September 13, 2000, whereby S-C Indigo agreed to subject its Shares to certain transfer restrictions and voting arrangements and that S-C Indigo has further agreed, subject to certain conditions, to convert its Series A Preferred Shares into Shares. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 5.   Interest in Securities of the Issuer.

          (a) (i) The aggregate number of Shares of which S-C Indigo, S-C Indigo II and S-C Graphics may be deemed a beneficial owner is 23,736,770 (approximately 28.55% of the total number of Shares which would be outstanding assuming the exercise and conversion of all of the currently convertible and exercisable securities of the Issuer currently held by S-C Indigo). This number consists of (A) 19,878,610 Shares held for the account of S-C Indigo, (B) 2,158,160 Shares issuable upon conversion of the Series A Preferred Shares held for the account of S-C Indigo, (C) 1,200,000 Shares issuable upon exercise of the 1996 Warrants and (D) 500,000 Shares issuable upon exercise of the 1997 Warrants.

                    The filing of this Statement by S-C Indigo, S-C Indigo II, and S-C Graphics with the inclusion elsewhere in this statement of information concerning Shares held for the accounts of Winston, Dr. Chatterjee and Mr. Soros shall not be construed as an admission that any of S-C Indigo, S-C Indigo II or S-C Graphics is a beneficial ownership of such Shares held for the account of Winston, Mr. Soros or Dr. Chatterjee.

               (ii) The aggregate number of Shares which Winston and CFM may be deemed the beneficial owner is 25,000 (approximately 0.03% of the total number of Shares outstanding). This number consists of the 25,000 Shares held for the account of Winston.

                    The filing of this Statement by Winston and CFM with the inclusion elsewhere in this statement of information concerning Shares held for the accounts of S-C Indigo, Dr. Chatterjee and Mr. Soros shall not be construed as an admission that either of Winston and CFM is a beneficial owner of such Shares. Winston and CFM hereby expressly disclaim beneficial ownership of any Shares held for the account of S-C Indigo, Mr. Soros or Dr. Chatterjee.

               (iii)The aggregate number of Shares of which Dr. Chatterjee may be deemed the beneficial owner is 23,777,520 (approximately 28.60% of the total number of Shares which would be outstanding assuming the exercise and conversion of all of the currently convertible and exercisable securities currently held for the account of S-C Indigo and for his personal account). This number consists of (A) the 23,736,770 Shares of which S-C Indigo may be deemed beneficial owner (B) the 25,000 Shares held for the account of Winston and (C) 15,750 Shares issuable upon the exercise of options held for his personal account.

                                                             Page 10 of 49 Pages

                    The filing of this Statement by Dr. Chatterjee with the inclusion elsewhere in this statement of information concerning Shares held for the account of Mr. Soros shall not be construed as an admission that Dr. Chatterjee is a beneficial owner of such Shares. Dr. Chatterjee hereby expressly disclaims beneficial ownership of any Shares held for the account of Mr. Soros.


               (iv) The aggregate number of Shares of which Mr. Soros may be deemed the beneficial owner is 23,836,770 (approximately 28.67% of the total number of Shares outstanding assuming the exercise and conversion of all of the currently convertible and exercisable securities currently held for the account of S-C Indigo). This number consists of (A) the 23,736,770 Shares of which S-C Indigo may be deemed beneficial owner and (B) the 100,000 Shares held directly by Mr. Soros.

                    The filing of this Statement by Mr. Soros with the inclusion elsewhere in this statement of information concerning Shares held for the accounts of Winston and Dr. Chatterjee shall not be construed as an admission that Mr. Soros is a beneficial owner of such Shares. Mr. Soros hereby expressly disclaims beneficial ownership of any Shares held for the account of Winston or Dr. Chatterjee.

          (b) (i) S-C Indigo has sole power to vote and dispose of the securities of the Issuer (including the Shares) that it holds directly. Such powers will be exercised jointly by Dr. Chatterjee, in his capacity as the sole shareholder of S-C Graphics, the sole general partner of S-C Indigo II, which is the sole general partner of S-C Indigo and Mr. Soros.

               (ii) Winston has sole power to vote and dispose of the Shares that it holds directly. Such powers will be exercised by Dr. Chatterjee, in his capacity as the sole general partner of CFM, the sole general partner of Winston.

               (iii)Mr. Soros has the sole power to direct the voting and disposition of the 100,000 Shares he holds personally and may be deemed to have shared power to direct the voting and disposition of the securities held by S-C Indigo.

               (iv) Dr. Chatterjee has the sole power to direct the voting and disposition of the 15,750 shares issuable uon the exercise of options he holds personally and the 25,000 Shares held for the account of Winston and may be deemed to have shared power to direct the voting and disposition of the securities held by S-C Indigo.

          (c) Except for the transaction described in Item 6 of this Amendment No. 6, there have been no transactions with respect to the Shares since July 24, 2000 (60 days prior to the date hereof) for the accounts of any of the Reporting Persons.

          (d) (i) The partners of S-C Indigo have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities, including the Shares, held by S-C Indigo, in accordance with their partnership interests in S-C Indigo. Such partners include several collective investment vehicles managed by affiliates of Dr. Chatterjee and an entity owned by Mr. Soros.

                                                             Page 11 of 49 Pages

               (ii) The partners of Winston have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities, including the Shares, held by Winston in accordance with their partnership interests in Winston.

          (e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          On September 13, 2000, Hewlett-Packard Europe B.V. ("HP Europe") agreed to purchase 14,814,814 newly issued Shares of the Issuer pursuant to a Stock Purchase Agreement, dated as of September 13, 2000, between the Issuer and HP Europe (the "Stock Purchase Agreement"). In addition, the Issuer granted to HP Europe a warrant to purchase 14,814,815 Shares of the Issuer upon the acquisition of all or substantially all of the outstanding capital stock of the Issuer by Hewlett-Packard Company ("HP") or any subsidiary of HP and a warrant to purchase of to 12,000,000 Shares of the Issuer upon the delivery of certain revenues to the Issuer. In connection with such transactions, Gemini Systems Corporation N.V., Toscal N.V., OZF Ltd., Visionvest Corporation N.V., Walthroup Corporation N.V., S-C Indigo, HP Europe, HP and the Issuer entered into a Shareholders' Agreement, dated as of September 13, 2000 (the "Shareholders' Agreement"). A copy of the Shareholders' Agreement is attached hereto as Exhibit
W. Pursuant to the Shareholders' Agreement, the Shares held or to be acquired by S-C Indigo will be subject to certain transfer restrictions and voting arrangements as set forth in the Shareholders' Agreement. In addition, on September 13, 2000, S-C Indigo sent a letter to the Issuer (the "Letter"), pursuant to which S-C Indigo has agreed to convert, conditioned upon the closing of the transactions contemplated in the Stock Purchase Agreement, all of the Series A Preferred Shares that it owns into a combination of Shares and cash. A copy of the Letter is attached hereto as Exhibit X. As of September 13, 2000, S-C Indigo owned 2,158,160 Series A Preferred Shares in the aggregate. Under the terms of the letter, these Series A Preferred Shares are convertible into $8,961,915.10 and 4,754,886 Shares. S-C Indigo has the option to reduce the amount of cash it will receive and increase the number of Shares at a rate of $7.27 per Share.

          The  foregoing   description  of  the  Letter  and  the  Shareholders'
Agreement does not purport to be complete and is qualified in its entirety by the terms of each such document, which are incorporated herein by reference.


Item 7.   Material to be Filed as Exhibits.

          The Exhibit Index is incorporated herein by reference.

                                                             Page 12 of 49 Pages


                                   SIGNATURES


          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date: September 22, 2000

                                        S-C INDIGO C.V.

                                        By:     S-C INDIGO II C.V.,
                                                General Partner

                                        By:     S-C GRAPHICS INC.,
                                                General Partner

                                        By:     /S/ PETER A. HURWITZ
                                                -------------------------------
                                                Peter A. Hurwitz
                                                Vice President


                                        S-C INDIGO II C.V.

                                        By:     S-C GRAPHICS INC.,
                                                General Partner

                                        By:     /S/ PETER A. HURWITZ
                                                -------------------------------
                                                Peter A. Hurwitz
                                                Vice President


                                        S-C GRAPHICS INC.

                                        By:     /S/ PETER A. HURWITZ
                                                -------------------------------
                                                Peter A. Hurwitz
                                                Vice President

                                                             Page 13 of 49 Pages


                                        WINSTON PARTNERS L.P.

                                        By:     CHATTERJEE FUND MANAGEMENT, L.P.
                                                General Partner

                                        By:     /S/ PETER A. HURWITZ
                                                -------------------------------
                                                Peter A. Hurwitz
                                                Attorney-in-Fact


                                        CHATTERJEE FUND MANAGEMENT, L.P.

                                        By:     /S/ PETER A. HURWITZ
                                                -------------------------------
                                                Peter A. Hurwitz
                                                Attorney-in-Fact


                                        DR. PURNENDU CHATTERJEE

                                        By:     /S/ PETER A. HURWITZ
                                                -------------------------------
                                                Peter A. Hurwitz
                                                Attorney-in-Fact


                                        MR. GEORGE SOROS


                                        By:     /S/ RICHARD D. HOLAHAN, JR.
                                                -------------------------------
                                                Richard D. Holahan, Jr.
                                                Attorney-in-Fact

                                                             Page 14 of 49 Pages

                                  EXHIBIT INDEX

                                                                        Page No.
                                                                         -------

V.        Power of Attorney,  dated as of January 27, 2000, granted by
          Mr.  George  Soros in favor of Mr.  Michael  C. Neus and Mr.
          Richard D. Holahan, Jr......................................     15

W.        Shareholders' Agreement,  dated as of September 13, 2000, by and among Gemini Systems  Corporation N.V., Toscal N.V., OZF
          Ltd., Visionvest Corporation N.V., Deering Corporation N.V., Walthroup Corporation N.V., S-C Indigo C.V., Hewlett-Packard
          Europe    B.V.,    Hewlett-Packard    Company   and   Indigo
          N.V.........................................................     16

X.        Letter, dated as of September 13, 2000, from S-C Indigo C.V.
          to Indigo N.V...............................................     49